Domtar Corporation 395, Boulevard de Maisonneuve, Ouest Montréal QC H3A 1L6 Tél. : (514) 848-5555	Domtar Corporation 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6 Tel.: (514) 848-5555

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

February 26, 2010

Re:	Domtar Corp.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Response Letter Dated January 15, 2010

SEC file reference no. 1-33164.

Dear Ms. Jenkins:

We have reviewed your comment letter, dated February 22, 2010, with respect to our filing referred to above. Please find below our responses to your comments. For the convenience of the Staff, we have restated in this response letter each of the comments in the comment letter and numbered each of the responses to correspond with the numbers of the comments in the comment letter.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42;

Nine Months Ended September 30, 2009 Versus Nine Months Ended September 28, 2008, page 46

1.	We note in your response to comment three in our letter dated December 31, 2009 that there are two different methods to claim the credits – immediate refund or via the Company’s annual U.S. income tax return, but there is no clear agency guidance with regards to the taxability of the credits for either of these methods. Please help us understand why one method would result in the recognition of a tax benefit while the other would not. Include in your consideration of the guidance in paragraph 25-5 through 25-7 of FASB ASC Section 740-10-25 in your response.

www.domtar.com

1. Domtar Corporation Response:

There is no clear agency tax guidance for either of these methods with regard to the taxability of the alternative fuel mixture tax credits. Lacking clear guidance, with the help of expert external advisors, we analyzed and interpreted the comparable or analogous agency rules and interpretations. Based on our evaluation, we concluded that the position to treat alternative fuel tax credits claimed for immediate refund as non-taxable is not “more likely than not” to be sustained upon examination, including potential appeals and litigation. In accordance with ASC 740-10-25-6, the Company did not recognize any tax benefits associated with this position.

However, also based on our evaluation, we concluded that the position to treat the alternative fuel tax credits claimed on the Company’s annual U.S. income tax return as non-taxable is more likely than not to be sustained upon examination, including potential appeals and litigation. In accordance with ASC 740-10-30-7, the Company determined that the tax benefit that is more likely than not to be realized upon settlement with the taxing authority was $21 million as of September 30, 2009, and $36 million as of December 31, 2009.

2.	Notwithstanding the above comment, to the extent that a definitive agency guidance on the taxability of the credits is not issued before you file your December 31, 2009 Form 10-K and there remains a known uncertainty, we believe you should provide disclosure for investors to understand the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the credits, along with the potential impact on your financial statements, pursuant to Item 303 of Regulation S-K. You may also refer to FASB ASC 275-10 (SOP 94-6) for additional guidance on risks and uncertainties. Please provide us with the text of the disclosure to be included in your Form 10-K, as applicable.

2. Domtar Corporation Response:

We do not anticipate any definitive agency guidance on the taxability of the credits being issued before we file Form 10-K for the year ended December 31, 2009.

As previously disclosed in our filings and to be included in our Form 10-K for the year ended December 31, 2009, we have been registered by the U.S. Internal Revenue Service as an alternative fuel mixer for which the amount of refundable credits are based upon the volume of alternative fuel mixtures produced and burned during the period. We believe that this volumetric measurement is precise and does not result in a significant degree of uncertainty with respect to the refundable credit itself. We do however, based upon our analysis, believe that there is an uncertainty with regards to the taxability of the alternative fuel mixture tax credits as discussed in our response to item 1 above. As such, our proposed disclosure in the critical accounting policy section of Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations includes the following:

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… If our income tax positions with respect to the alternative fuel mixture tax credits are sustained, either all or in part, then we would recognize a tax benefit in the future equal to the amount of the benefits sustained. We do not expect any material changes to the amount of these benefits to occur in the next 12 months. Our tax treatment of the income related to the alternative fuel mixture tax credits resulted in the recognition of a tax benefit of $36 million which impacted the U.S. effective tax rate in 2009. Our current expectation is that this credit will not be available in 2010 and thus is not expected to impact our effective tax rate in the future unless new legislation is introduced and passed. Refer to Item 8, Financial Statements and Supplementary Data, Note 10, of this Annual Report on Form 10-K for detail on the unrecognized tax benefits.

Further, our proposed disclosure in Item 8, Financial Statements and Supplementary Data, Note 10 is as follows:

During 2009, the Company recognized $503 million of income, before $5 million of related costs, from alternative fuel tax credits with no related tax expense, resulting in a federal tax benefit of $176 million and an additional liability for uncertain income tax positions of $162 million, with both items impacting the U.S. effective tax rate. If the Company’s income tax positions with respect to the alternative fuel mixture tax credits are sustained, either all or in part, the Company would recognize a tax benefit in the future equal to the amount of the benefits sustained.

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In connection with the foregoing, we acknowledge that:

-	Domtar Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-	Domtar Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 514-848-5234 should you require further information or have any questions.

Very truly yours,

/s/ Daniel Buron

Senior Vice-President and Chief Financial Officer

cc: John D. Williams, President and Chief Executive Officer

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